Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2008

Mr. Dean J. Mitchell
Chief Executive Officer
Alpharma, Inc.
440 U.S. Highway 22 East
Bridgewater, NJ 08807

Re: Alpharma, Inc.
**   Form 10-K for the Year Ended December 31, 2007**
**   Forms 10-Q for the Quarter Ended June 30, 2008**
**   File No. 001-08593**

Dear Mr. Mitchell:

        We have completed our review of the above filings and have no further comments at
this time.

                                            Sincerely,

                                            Gus Rodriguez
                                            Accounting Branch Chief